EXHIBIT 11

                                  WATSCO, INC.
                        COMPUTATION OF EARNINGS PER SHARE
                 QUARTER AND SIX MONTHS ENDED JUNE 30, 1996 AND 1995
                 (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)


                                                                 QUARTER ENDED        SIX MONTHS ENDED
                                                                    JUNE 30,             JUNE 30,
                                                              --------------------  -----------------
                                                                1996       1995(1)  1996       1995(1)
                                                                ----       ----     ----       ----
Net income                                                     $4,256    $2,301     $5,562     $3,202

Less subsidiary preferred stock dividend                          (32)      (32)       (64)       (64)
                                                               -------  -------    -------    -------
Income applicable to common stock
     for primary earnings per share                             4,224     2,269      5,498      3,138

Add interest expense, net of income tax effects,
     attributable to convertible debentures                        24        28         48         56
                                                              -------   -------    -------    -------
Income applicable to common stock for
     fully diluted earnings per share                          $4,248    $2,297     $5,546     $3,194
                                                               ======    ======     ======     ======

Weighted average common shares outstanding                     13,509     9,232     11,939      9,230

Additional shares assuming
     exercise of stock options and warrants                       911       573        830        487
                                                              -------   -------    -------    -------
     Shares used for primary earnings per share                14,420     9,805     12,769      9,717

Additional shares assuming:
     Exercise of stock options and warrants                        36        48        117        134

     Conversion of 10% Convertible
         Subordinated Debentures due 1996                         335       372        335        372
                                                              -------   -------    -------    -------
     Shares used for fully diluted earnings per share          14,791    10,225     13,221     10,223
                                                               ======    ======     ======     ======

Earnings per share:

     Primary                                                     $.29      $.23       $.43       $.32
                                                                 ====      ====       ====       ====

     Fully diluted                                               $.29      $.22       $.42       $.31
                                                                 ====      ====       ====       ====

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(1) Weighted average common shares outstanding for the quarter and six months ended June 30, 1995 have been restated to include the effect of a 3-for-2 stock split paid on June 14, 1996.

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